SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)

                             Cyberian Outpost, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                        Common Stock, Par Value $.01 Per Share
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   231914 10 2
                    ---------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                  July 31, 1998
                    ---------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 / / Rule 13d-1(b)            /x/ Rule 13d-1(c)          / / Rule 13d-1(d)

                             CUSIP No. 231914 10 2
                                       -----------


--------------------------------------------------------------------------------
 1  NAME AND I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY)

       Winfield Capital Corp.
--------------------------------------------------------------------------------

-----------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

        (a) /X/
-----------------------------------------------------------------------
        (b) / /
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 3  SEC USE ONLY

-----------------------------------------------------------------------
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 4  CITIZENSHIP OR PLACE OF ORGANIZATION    New York
                                          -----------------------------
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                  5     SOLE VOTING POWER
   NUMBER OF

    SHARES                1,465,196
                 ------------------------------------------------------
 BENEFICIALLY     6     SHARED VOTING POWER

   OWNED BY
                         242,148
     EACH        ------------------------------------------------------

   REPORTING      7     SOLE DISPOSITIVE POWER

    PERSON                1,465,196
                 ------------------------------------------------------
     WITH         8     SHARED DISPOSITIVE POWER

                         242,148
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 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,465,196 shares
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           /x/
    CERTAIN SHARES (See Instructions)

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.61%
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12  TYPE OF REPORTING PERSON (See Instructions)

       CO
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                               (Page 1 of 3 Pages)

    Item 1 (a).  Name of Issuer:
                 --------------------

                 Cyberian Outpost, Inc.

    Item 1 (b).  Address of Issuer's Principal
                 -----------------------------
                 Executive Offices:
                 -----------------

                 27 North Main Street,
                 Kent, Connecticut 06757

    Item 2 (a).  Name of Person Filing:
                 ---------------------

                 Winfield Capital Corp.

    Item 2 (b).  Address of Principal Business Office
                 ------------------------------------
                 or, if none, Residence:
                 ----------------------

                 237 Mamaroneck Avenue,
                 White Plains, New York 10605

    Item 2 (c).  Citizenship:
                 -----------
                 New York

    Item 2 (d).  Title of Class of Securities:
                 ----------------------------
                 Common Stock, Par Value $.01 Per Share

    Item 2 (e).  CUSIP Number:
                 ------------
                 231914 10 2

    Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is: The reporting person is not an entity specified in Rule 13d-1(b)(1)(ii).

                 If this statement is filed pursuant to Rule 13d-1(c), check this box /x/.

    Item 4.      Ownership:
                 ---------

           (a)   Amount beneficially owned by reporting person: 1,465,196(1)
                                                                ------------
           (b)   Percent of Class: 6.61%(1)
                                   --------
           (c)   Number of shares as to which the reporting person has:

                    (i) sole power to vote or to direct the vote 1,465,196(1)
                                                                 ------------

                   (ii) shared power to vote or to direct the vote 242,148(2)
                                                                   ---------

                  (iii) sole power to dispose or to direct the disposition
                        1,465,196(1)
                        ------------

                   (iv) shared power to dispose or to direct the
                        disposition:  242,148(2)
                                       ----------

-----------------
(1) These figures include 134,736 shares of Common Stock of the Issuer underlying warrants of the Issuer beneficially owned by the reporting person, and the percent of class assumes the exercise of such warrants.

(2) See Item 6 below.

                               (Page 2 of 3 Pages)

    Item 5.    Ownership of Five Percent or Less of a Class.
               --------------------------------------------

               Not Applicable

    Item 6.    Ownership of More than Five Percent on Behalf of
               ------------------------------------------------
               Another Person.
               --------------

               In addition to the shares beneficially owned by the reporting person, it is the record owner, on behalf of other investors, of warrants to purchase 242,148 shares of Common Stock of the Issuer. The shares beneficially owned by the group (other than the reporting person) would represent 1.08% of the shares of Common Stock of the Issuer which would be outstanding if their warrants were exercised


    Item 7.    Identification and Classification of the
               ----------------------------------------
               Subsidiary Which Acquired the Security Being
               --------------------------------------------
               Reported on by the Parent Holding Company.
               ------------------------------------------

               Not Applicable


    Item 8.    Identification and Classification of Members.
               --------------------------------------------
               of the Group
               ------------

               See Item 6.


    Item 9.    Notice of Dissolution of Group.
               ------------------------------

               Not Applicable.


    Item 10.   Certification.
               -------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

Dated: August 4, 1998


                  WINFIELD CAPITAL CORP.



                  By:         /s/ PAUL A. PERLIN
                       ------------------------------------
                        Chairman of the Board and Chief Executive Officer


                                    Page 3 of 3 Pages